SECU 05036841 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Oak Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Riverway, Suite 1550
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E Rasmus (713) 963-0099 x 105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas, P.C. (Mr. Brian Baumler)
(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Suite 2400 (Address) Houston (City) TX (State) 77057-3092 (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH, D.C. 185 SECTION

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E Rasmus Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Oak Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Robert E Rasmus
Signature

Managing Director
Title

Subscribed and sworn to before me this
22nd Day of February 2005.

KIMBERLY A KUTACH
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 5/23/08

Kimberly A Kutach
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of Segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

RED OAK SECURITIES LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2004

RED OAK SECURITIES LLC

December 31, 2004

Table of Contents

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Red Oak Securities LLC

We have audited the accompanying statement of financial condition of Red Oak Securities LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Oak Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

January 31, 2005

RED OAK SECURITIES LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$7,078
Total assets	$7,078
Liabilities and Member's Equity	
Commitments and contingencies	
Member's equity	$7,078
Total liabilities and member's equity	$7,078

See accompanying notes to financial statements.

RED OAK SECURITIES LLC

Statement of Operations

Year Ended December 31, 2004

Revenues	$ -
Expenses	
General and administrative	44,291
Registration and filing fees	4,344
Total expenses	48,635
Net loss	$ (48,635)

See accompanying notes to financial statements.

RED OAK SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2004

	Total Member's Equity
Balance at December 31, 2003	$ 6,239
Capital contributions	49,474
Net loss	(48,635)
Balance at December 31, 2004	$ 7,078

See accompanying notes to financial statements.

RED OAK SECURITES LLC

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities:	
Net loss	$(48,635)
Adjustments to reconcile net loss to net cash used in operating activities	-
Net cash used in operating activities	(48,635)
Financing activities:	
Capital contributions	49,474
Net cash provided by financing activities	49,474
Net increase in cash and cash equivalents	839
Cash and cash equivalents - beginning of year	6,239
Cash and cash equivalents - end of year	$ 7,078

See accompanying notes to financial statements.

RED OAK SECURITES LLC

Notes to Financial Statements

December 31, 2004

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Red Oak Securities LLC (the "Company"), a Delaware limited liability company, was formed on October 30, 2003, through the execution of a limited liability company agreement with its single member, Red Oak Capital Management LLC ("Capital Management"). The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash which have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return.

Revenue recognition policy

The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

On April 20, 2004, the Company entered into an office and administrative services agreement (the "Agreement") with Capital Management, to provide the Company management and back office services, as defined, other than direct, broker-dealer activities for the Company's clients. The Agreement is effective for an initial term of one year and is automatically renewable for successive one year terms unless terminated by the Company or Capital Management upon duly, written notice. The Company pays Capital Management a proportional allocation service fee of 20% for the actual out-of-pocket costs incurred by Capital Management for overhead expenses. Invoices are rendered monthly and due upon receipt by the Company.

Note 2 - Related Party Transactions (Continued)

During the year ended December 31, 2004, Capital Management paid $48,635 of management and back office services on behalf of the Company. The Company has recorded these transactions as contributed capital.

Note 3 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. The Company's net capital, as defined, of $7,078 exceeded the required minimum by $2,078 as of December 31, 2004, and its ratio of aggregate indebtedness to net capital was 0 to 1.0.

Note 4 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year.

Note 5 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to rule 15c3-3 as specified by rule 17a-5(d)(3) and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
RED OAK SECURITES LLC

Year Ended December 31, 2004

Net capital requirement, the greater of:		$ 5,000
1/8 of Aggregate Indebtedness	$ -	
Minimum Dollar Requirement	$ 5,000	
Net capital		7,078
Excess (Deficiency) Net Capital:		$ 2,078
Aggregate indebtedness		$ -
Excess net capital @ 1,000%		
net capital, less 10% aggregate indebtedness)		$ 7,078
Ratio of aggregate indebtedness to net capital		0%
Ratio of subordinated indebtedness to debt/equity total		N/A

Total assets		$ 7,078
Less - total liabilities		-
Net worth		7,078
Deductions from and/or charges to net worth		
Total non-allowable assets	-	
Other deductions or charges	-	
Total deductions from net worth		
Net capital before haircuts on securities positions		7,078
Haircuts on securities		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts of securities		-
Net capital*		$ 7,078

* There are no material differences in the above calculation of net capital and the unaudited focus report.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5
OF SECURITIES EXCHANGE ACT OF 1934

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Red Oak Securities LLC

In planning and performing our audit of the financial statements and supplementary schedule of Red Oak Securities LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, and the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

January 31, 2005